Exhibit 99.5

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510 mbahl@cdcsoftware.com	678-259-8631 lgasper@cdcsoftware.com

A Leading Private Label Food Manufacturer Implements CDC

Software’s Enterprise Event Management and Real Time Alerting Solution to

Increase Visibility and Improve Productivity Throughout Its Enterprise

SHANGHAI, ATLANTA — Sept. 09, 2010 — CDC Software Corporation (NASDAQ: CDCS), a hybrid enterprise software provider of on-premise and cloud deployments, announced today Berner Food and Beverage has completed implementation of Event Management Framework (EMF) for CDC Ross Enterprise, a solution which delivers real-time alerting, exception management, and workflows to increase visibility and improve productivity throughout an enterprise.

Dakota, Illinois-based Berner Food and Beverage is a leading private label/store brand supplier of quality food and beverage products including processed cheese, snack dips, latte and meal replacement beverages. Berner implemented EMF primarily to improve worker productivity by reducing the administrative time it takes to run reports and hold meetings.

As a long time user of CDC Software solutions that include Ross ERP, CDC Factory and Pivotal CRM, Berner implemented EMF primarily to improve worker productivity by reducing the administrative time it takes to run reports and hold meetings.

The integrated solution, which was installed within two days and in which alerts initially configured within five days at Berner, goes across multiple databases within the company and monitors them without the need for time consuming customization.

“EMF is highly accessible and presents information from multiple sources to our employees in a quick and easy-to-read format in the form of an email or dashboard,” said Jason Ulrich, analyst for Executive Management of Berner Food and Beverage. “We realized the benefit of using EMF within one hour of installation. With our initial alerts, already we have saved at least a half hour of time from each of our four to five meetings that occur weekly and sometimes daily. It was also easy to get the system up and running, as well as apply the alerts to our businesses processes. The package of alerts that came with EMF applied to our operations straight out of the box.”

EMF for Ross Enterprise includes alerting technologies with proactive event detection and flexible resolution workflows. The solution can predict and react to events and information in disparate business systems. EMF also initiates a full-circle process to notify the right people on the right channel, and monitors the response and feedback. EMF is a 24-hour view into a manufacturer’s operations that proactively addresses non-events like the lack of response to a purchase order, or an overdue delivery or a missing time sheet entry. Event or exception conditions to be monitored are defined using an enterprise’s existing query structures. The enterprise can decide what it wants to monitor and how it wants to receive the notifications that can include dashboards, pagers, cell phones, e-mail, faxes, and web browsers.

“A process manufacturer must be able to identify and react quickly to changes all throughout its enterprise, especially in its supply chain, since if an event does not happen on schedule, production could be halted entirely,” said Bruce Cameron, president of CDC Software. “From supplying real time order status information, resolving problems before they escalate to avoiding stock outs, EMF will improve productivity through reducing administrative time and promoting a more responsive and adaptive supply chain in an enterprise.”

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “acquire, integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to 8,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to Ross EMF, our beliefs regarding the benefits and utility of Ross EMF, our beliefs regarding the potential effects and benefits for users of our products, including reduced costs, improved quality, and meeting regulatory requirements, our beliefs regarding additional planned product releases and the timing thereof, our beliefs regarding improvements in our internal development processes, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the process manufacturing industry; the continued ability of Ross Enterprise solutions to address industry-specific requirements of companies in the process manufacturing industry; demand for and market acceptance of new and existing Ross Enterprise solutions; development of new functionalities which would allow process manufacturers to compete more effectively and changes in the type of information required to compete in the process manufacturing industry. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on June 1, 2010, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.